SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Civitas Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17888H103
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
15 Little West 12th Street - 4th Floor
New York, NY 10014

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17888H103	SCHEDULE 13D/A	Page 2 of 4 Pages

1 .	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,172,358
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,172,358
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,172,358
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17888H103	SCHEDULE 13D/A	Page 3 of 4 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c), and (e) of the Schedule 13D is hereby amended and restated by the following:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D/A for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D/A are calculated based upon 101,020,532 Shares outstanding as of February 23, 2024, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 27, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On April 2, 2024, the Kimmeridge Fund sold 4,200,000 Shares in a block trade to J.P. Morgan Securities LLC at a price of $75.00 per Share.

(e)	April 2, 2024.

CUSIP No. 17888H103	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/Tamar Goldstein
Name: Tamar Goldstein
Title: General Counsel